

6/17/2005

05041970

SECUR: ⬛⬛⬛ IISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED JUN 03 2005

SEC FILE NUMBER
8- 66287

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>JANUARY 1, 2004</u> AND ENDING <u>DECEMBER 31, 2004</u>
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EISENHOWER FINANCIAL SERVICES, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

<u>1722 12TH AVENUE</u>
(No. and Street)

<u>SAN FRANCISCO</u>   <u>CA</u>   <u>94122</u>
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
<u>SCOTT MOELLER</u>   <u>(415) 205-8599</u>
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

<u>MISTRETTA ASSOCIATES</u>
(Name – *if individual, state last, first, middle name*)

<u>816 21ST STREET</u>   <u>SACRAMENTO</u>   <u>CA</u>   <u>95814</u>
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 20 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____SCOTT MOELLER_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__EISENHOWER FINANCIAL SERVICES, LLC_____ , as of _DECEMBER 31_____ , 20_04___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

DESIGNATED PRINCIPAL
Title

Notary Public

JENNIFER R. OGLE
Commission # 1560690
Notary Public - California
Sacramento County
My Comm. Expires Mar 17, 2009

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

OMB APPROVAL	
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Estimated average burden hours per response......12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form FOCUS REPORT
X-17A-5

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X 16]   2) Rule 17a-5(b) [17]   3) Rule 17a-11 [18]
4) Special request by designated examining authority [19]   5) Other [26]

NAME OF BROKER-DEALER

EISENHOWER FINANCIAL SERVICES, LLC [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

1722 12TH AVENUE [20]
(No. and Street)

SAN FRANCISCO [21]   CA [22]   94122 [23]
(City)   (State)   (Zip Code)

SEC FILE NO.

8-66287 [14]
FIRM I.D. NO.

129982 [15]
FOR PERIOD BEGINNING (MM/DD/YY)

JANUARY 1, 2004 [24]
AND ENDING (MM/DD/YY)

DECEMBER 31, 2004 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT MOELLER [30]

(Area Code) — Telephone No.

(415) 205-8599 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

OFFICIAL USE

[32]   [33]
[34]   [35]
[36]   [37]
[38]   [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES [40]   NO [X 41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [X 42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the _2ND_ day of _JUNE_ 20_05_
Manual signatures of:

1)_____
Principal Executive Officer or Managing Partner
2)_____
Principal Financial Officer or Partner
3)_____
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1696 (02-03) 1 of 16

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

MISTRETTA ASSOCIATES | 70 |

ADDRESS

816 21ST STREET | 71 | SACRAMENTO | 72 | CA | 73 | 95814 | 74 |

| Number and Street | City | State | Zip Code |

CHECK ONE

[X] Certified Public Accountant | 75 | **FOR SEC USE**

[ ] Public Accountant | 76 |

[ ] Accountant not resident in United States | 77 |
    or any of its possessions

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   EISENHOWER FINANCIAL SERVICES, LLC | N | 3 | | | | | | | | | | | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) DECEMBER 31, 2004 | 99
SEC FILE NO. 866287 | 98
Consolidated | 198
Unconsolidated | 199

		Allowable		Non-Allowable		Total	
1.	Cash	$ 9,741	200			$ 9,741	750
2.	Receivables from brokers or dealers:						
	A. Clearance account		295				
	B. Other		300	$	550		810
3.	Receivable from non-customers		355		600		830
4.	Securities and spot commodities owned at market value:						
	A. Exempted securities		418				
	B. Debt securities		419				
	C. Options		420				
	D. Other securities		424				
	E. Spot commodities		430				850
5.	Securities and/or other investments not readily marketable:						
	A. At cost $		130				
	B. At estimated fair value		440		610		860
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
	A. Exempted securities $		150				
	B. Other securities $		160				
7.	Secured demand notes:		470		640		890
	Market value of collateral:						
	A. Exempted securities $		170				
	B. Other securities $		180				
8.	Memberships in exchanges:						
	A. Owned, at market $		190				
	B. Owned, at cost				650		
	C. Contributed for use of the company, at market value				660		900
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11.	Other assets		535		735		930
12.	TOTAL ASSETS	$ 9,741	540	$	740	$ 9,741	940

OMIT PENNIES

BROKER OR DEALER	EISENHOWER FINANCIAL SERVICES, LLC	as of DECEMBER 31, 2004

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] $13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	$10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	1,164 [1205]	[1385]	1,164 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] $12	[1390] $14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:			
1. from outsiders $9 $ [970]		[1400]	[1710]
2. includes equity subordination (15c3-1(d)) of... $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 1,164 [1230]	$ [1450]	$ 1,164 [1760]

Ownership Equity

21. Sole Proprietorship LLC MEMBERS EQUITY		$15	$ 8,577 [1770]
22. Partnership (limited partners)	$11 ($ [1020])		[1780]
23. Corporation:			
A. Preferred stock			[1791]
B. Common stock			[1792]
C. Additional paid-in capital			[1793]
D. Retained earnings			[1794]
E. Total			[1795]
F. Less capital stock in treasury		$16 ( )	[1796]
24. TOTAL OWNERSHIP EQUITY			$ 8,577 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 9,741 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	EISENHOWER FINANCIAL SERVICES, LLC

For the period (MMDDYY) from 1 / 1 / 04 [3932] to 1 2 / 3 1 / 04 [3933]
Number of months included in this statement _____ [3931]

STATEMENT OF INCOME (LOSS)

REVENUE
1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ _____ [3935]
   b. Commissions on listed option transactions .... 25 _____ [3938]
   c. All other securities commissions .... _____ [3939]
   d. Total securities commissions .... _____ [3940]
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... _____ [3945]
   b. From all other trading .... _____ [3949]
   c. Total gain (loss) .... _____ [3950]
3. Gains or losses on firm securities investment accounts .... _____ [3952]
4. Profit (loss) from underwriting and selling groups .... 26 _____ [3955]
5. Revenue from sale of investment company shares .... _____ [3970]
6. Commodities revenue .... _____ [3990]
7. Fees for account supervision, investment advisory and administrative services .... _____ [3975]
8. Other revenue .... _____ [3995]
9. Total revenue .... $ _____ [4030]

EXPENSES
10. Salaries and other employment costs for general partners and voting stockholder officers .... _____ [4120]
11. Other employee compensation and benefits .... _____ [4115]
12. Commissions paid to other broker-dealers .... _____ [4140]
13. Interest expense .... _____ [4075]
    a. Includes interest on accounts subject to subordination agreements .... _____ [4070]
14. Regulatory fees and expenses .... 580 [4195]
15. Other expenses .... 4,427 [4100]
16. Total expenses .... $ 5,007 [4200]

NET INCOME
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) .... $(5,007) [4210]
18. Provision for Federal income taxes (for parent only) .... 28 _____ [4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... _____ [4222]
    a. After Federal income taxes of .... _____ [4338]
20. Extraordinary gains (losses) .... _____ [4224]
    a. After Federal income taxes of .... _____ [4239]
21. Cumulative effect of changes in accounting principles .... _____ [4225]
22. Net income (loss) after Federal income taxes and extraordinary items .... $(5,007) [4230]

MONTHLY INCOME
23. Income (current month only) before provision for Federal income taxes and extraordinary items .... $ _____ [4211]

BROKER OR DEALER	EISENHOWER FINANCIAL SERVICES, LLC	as of DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $ 8,577 [3480]
2. Deduct ownership equity not allowable for Net Capital .... [19] ( ) [3490]
3. Total ownership equity qualified for Net Capital .... 8,577 [3500]
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital .... [3520]
   B. Other (deductions) or allowable credits (List) .... [3525]
5. Total capital and allowable subordinated liabilities .... $ 8,577 [3530]
6. Deductions and/or charges:
   A. Total non-allowable assets from
      Statement of Financial Condition (Notes B and C) .... [17] $ _____ [3540]
   B. Secured demand note delinquency .... _____ [3590]
   C. Commodity futures contracts and spot commodities –
      proprietary capital charges .... _____ [3600]
   D. Other deductions and/or charges .... _____ [3610] ( ) [3620]
7. Other additions and/or allowable credits (List) .... [3630]
8. Net capital before haircuts on securities positions .... [20] $ 8,577 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   A. Contractual securities commitments .... $ _____ [3660]
   B. Subordinated securities borrowings .... _____ [3670]
   C. Trading and investment securities:
      1. Exempted securities .... [18] _____ [3735]
      2. Debt securities .... _____ [3733]
      3. Options .... _____ [3730]
      4. Other securities .... _____ [3734]
   D. Undue Concentration .... _____ [3650]
   E. Other (List) .... _____ [3736] ( ) [3740]
10. Net Capital .... $ 8,577 [3750]

OMIT PENNIES

[30]

NET CAPITAL PER FOCUS REPORT FILED FOR THE QUARTER ENDING DECEMBER 31, 2004	$ 8,570
CORRECT CASH BALANCE FOR DECEMBER 2004 DISBURSEMENTS	(129)
ADJUST OVER ACCRUAL OF EXPENSES AT DECEMBER 2004	136
NET CAPITAL PER DECEMBER 31, 2004 AUDITED FINANCIAL STATEMENTS	$ 8,577

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

| BROKER OR DEALER | EISENHOWER FINANCIAL SERVICES, LLC | as of DECEMBER 31, 2004 |

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required ($6\frac{2}{3}$% of line 19)	$ 78	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14. Excess net capital (line 10 less 13)	$ 3,577	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$ 8,461	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition	$ 1,164	3790
17. Add:		
A. Drafts for immediate credit ....21 $		3800
B. Market value of securities borrowed for which no equivalent value is paid or credited ....$		3810
C. Other unrecorded amounts (List) ....$	3820	$	3830
18. Total aggregate indebtedness	$ 1,164	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)	% 13.6	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% N/A	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$	3880
23. Net capital requirement (greater of line 21 or 22)	$	3760
24. Excess capital (line 10 less 23)	$	3910
25. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. $6\frac{2}{3}$% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	EISENHOWER FINANCIAL SERVICES, LLC

For the period (MMDDYY) from 1/1/04 to 12/31/04

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period	$ 8,900	4240
A. Net income (loss)	(5,007)	4250
B. Additions (Includes non-conforming capital of MEMBER CONTRIBUTION $ 4,684 4262)		4260
C. Deductions (Includes non-conforming capital of $_____ 4272)		4270
2. Balance, end of period (From item 1800)	$ 8,577	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ NONE	4300
A. Increases	NONE	4310
B. Decreases	NONE	4320
4. Balance, end of period (From item 3520)	$ NONE	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   EISENHOWER FINANCIAL SERVICES, LLC   as of DECEMBER 31, 2004

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

    A. (k)(1) — $2,500 capital category as per Rule 15c3-1 ....   X | 4550 |

    B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... | 4560 |

    C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.

        Name of clearing firm 30 _____ | 4335 | | 4570 |

    D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... | 4580 |

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31 | 4600 |	| 4601 |	| 4602 |	| 4603 |	| 4604 |	| 4605 |
32 | 4610 |	| 4611 |	| 4612 |	| 4613 |	| 4614 |	| 4615 |
33 | 4620 |	| 4621 |	| 4622 |	| 4623 |	| 4624 |	| 4625 |
34 | 4630 |	| 4631 |	| 4632 |	| 4633 |	| 4634 |	| 4635 |
35 | 4640 |	| 4641 |	| 4642 |	| 4643 |	| 4644 |	| 4645 |

Total $ 36 _____ | 4699 |

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE: **DESCRIPTIONS**
    1.   Equity Capital
    2.   Subordinated Liabilities
    3.   Accruals



EISENHOWER FINANCIAL SERVICES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
Year ended December 31, 2004

M MISTRETTA ASSOCIATES
Certified Public Accountants
Financial Management Consultants

816 21st Street
Sacramento, CA 95814
916-497-0676
916-497-0677 Fax

Robert Mistretta, CPA, MBA

Scott Moeller, Designated Principal
Eisenhower Financial Services, LLC
San Francisco, California

I have audited the accompanying balance sheet of Eisenhower Financial Services, LLC, as of December 31, 2004 and the related statements of income and member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eisenhower Financial Services, LLC, as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Also, I have prepared and examined the supplementary schedules (Form X-17a-5(a)) which follow the notes to the aforementioned financial statements and, in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

Mistretta Associates

June 2, 2005

EISENHOWER FINANCIAL SERVICES, LLC
BALANCE SHEET
December 31, 2004

ASSETS

Current Assets
  Cash $ 9,741

    Total Current Assets $ 9,741

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities
  Income taxes payable $ 1,164

    Total Current Liabilities   1,164

Member's Equity   8,577

    Total Liabilities and Member's Equity $ 9,741

EISENHOWER FINANCIAL SERVICES, LLC
STATEMENT OF INCOME AND MEMBER'S EQUITY
Year ended December 31, 2004

Commission Income	$ -
Expenses	
Rent	2,400
Bond premium	384
Registration fees	580
Outside services	500
Accounting	175
Bank charges	104
Total Expenses	4,143
Net Loss From Operations	4,143
Other Income (expense)	
Interest expense and penalties	(64)
Total Other Income (expense)	(64)
Net Income (loss) before income tax expense	4,207
Income Tax Expense	800
Net Income (loss)	(5,007)
Member's Equity, December 31, 2003	8,900
Member's Contributions	4,684
Member's Equity, December 31, 2004	$ 8,577

EISENHOWER FINANCIAL SERVICES, LLC
STATEMENT OF CASH FLOWS
Year ended December 31, 2004

Increase (Decrease) in Cash and Cash Equivalents

Cash Flows From Operating Activities	
Net Income (loss)	$ (5,007)
Adjustments to reconcile net income to net cash used	
by operating activities:	
Changes in assets and liabilities:	
Increase in income taxes payable	64
Total Adjustments	64
Net Cash Used By Operating Activities	(4,943)
Cash Flows From Financing Activities	
Member contributions	4,684
Net Cash Provided by Financing Activities	4,684
Net decrease in cash	(259)
Cash and Cash Equivalents, December 31, 2003	10,000
Cash and Cash Equivalents, December 31, 2004	$ 9,741

Supplementary Disclosure of Cash Flow Information

Cash paid during the year for:

Income taxes	$	800
Interest	$	-

Disclosure of Accounting Policy

For purposes of the Statement of Cash Flows, the Corporation considers all highly-liquid investments readily convertible to known amounts of cash as cash equivalents.

EISENHOWER FINANCIAL SERVICES, LLC
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2004

Note 1: Summary of Significant Accounting Policies

The following items comprise the significant accounting policies of the Company. The policies reflect industry practices and conform to generally accepted accounting principles.

Company's Activities

The Company is certified as a broker-dealer pursuant to the provisions of the Corporate Securities Law of California. As of the date of this report, the Company is seeking regulatory agency approval and has yet to sell any securities.

Income Taxes

Income tax expense includes current federal and state taxes. There are no deferred taxes as the Company reports its income on the same basis of accounting for financial statement and income tax purposes. The Company is required to file it's federal and California income tax returns as a corporation as its sole LLC member is a corporation. Income tax expense included in the statement of income and member's equity is the minimum California franchise tax for the year.

Operations

The Company's operations are conducted from the same offices as its sole member corporation. This related corporation incurs the burden of substantially all common general and administrative expenses, thereby reducing the direct expenses of Eisenhower Financial Services, LLC. The sole member corporation has also incurred the burden of registration consulting fees related to the organization of the Company through 2004, of approximately $7,000, which has not been charged to the Company in these financial statements.

Note 2: Related Party Transactions

Rent of $2,400 during the year ended December 31, 2004 was paid to the sole member and/or its designated principal and is included as rent expense in the statement of income and member's equity.

Note 3: Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain net capital of not less than $5,000; at December 31, 2004, the Company had net capital of $8,577.

Eisenhower Financial Services, LLC does not retain customer funds or customer securities. The following schedules are inapplicable and thus have not been prepared:

- Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3

- Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3

- A Reconciliation pursuant to Rule 17a-5(d)(4)

M MISTRETTA ASSOCIATES

Certified Public Accountants – Financial Management Consultants

816 21st Street   Robert Mistretta, CPA, MBA
Sacramento, CA 95814
916-497-0676
916-497-0677 Fax

SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Scott Moeller, Designated Principal
Eisenhower Financial Services, LLC
San Francisco, California

I have examined the financial statements of Eisenhower Financial Services, LLC for the year ended December 31, 2004 and have issued my report thereon dated June 2, 2005. As part of my examination, I made a study and evaluation of the system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system. The Company is exempt from compliance with Rule 15c3-3. No facts came to my attention indicating that the conditions of the exemption had not been complied with during the period. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgment by Management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by Management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding instructions, mistakes of judgment, carelessness, or other personnel factors. Control procedures whose effectiveness depends on

segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by Management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2004, which was made for the purposes set forth in the first paragraph above, and would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no weakness that I believe to be material except that often substantially all accounting functions are performed or directed by one individual and supervised or intermittently reviewed by one individual (designated principal). This lack of segregation of duties allows opportunity for accounting improprieties to occur without collusion. Although not a formal control, the member's management has full access to all accounting records and is extremely familiar with the transactions and business activities of the Company.

Mistata Associates

June 2, 2005